1Q19 Results 3Q 2020 Results October 29, 2020 Exhibit 3

This presentation contains forward-looking statements. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “should,” “could,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “predict,” “potential” and “intend” or other similar words. These forward-looking statements reflect current expectations and projections about future events of CEMEX Holdings Philippines, Inc. ("CHP") based on CHP’s knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve, as of the date such statements are made, risks and uncertainties that could cause actual results to differ materially from CHP’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CHP or its subsidiaries, include, but are not limited to, the cyclical activity of the construction sector; CHP’s exposure to other sectors that impact CHP’s business, such as the energy sector; general political, economic, health and business conditions in the markets in which CHP operates; competition in the markets in which we offer our products and services; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; CHP’s ability to satisfy its debt obligations and the ability of CEMEX, S.A.B. de C.V. (“CEMEX”), the ultimate parent company of the major shareholder of CHP, to satisfy CEMEX’s obligations under its material debt agreements, the indentures that govern CEMEX’s senior secured notes and CEMEX’s other debt instruments; expected refinancing of CEMEX’s existing indebtedness; the impact of CEMEX’s below investment grade debt rating on CHP’s and CEMEX’s cost of capital; CEMEX’s ability to consummate asset sales and fully integrate newly acquired businesses; achieve cost-savings from CHP’s cost-reduction initiatives and implement CHP’s pricing initiatives for CHP’s products; the increasing reliance on information technology infrastructure for CHP’s invoicing, procurement, financial statements and other processes that can adversely affect operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; changes in the economy that affect demand for consumer goods, consequently affecting demand for our products and services; the impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, including with respect to COVID-19, which have affected and may continue to adversely affect, among other matters, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as availability of, and demand for, our products and services; weather conditions, including but not limited to, excessive rain and snow, and disasters such as earthquakes and floods; weather conditions; natural disasters and other unforeseen events (including global health hazards such as COVID-19); and the other risks and uncertainties described in CHP’s public filings. Readers are urged to read these presentations and carefully consider the risks, uncertainties and other factors that affect CHP’s business. The information contained in these presentations is subject to change without notice, and CHP is not obligated to publicly update or revise forward-looking statements. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CHP’s prices for products sold or distributed by CHP or its subsidiaries. Copyright CEMEX Holdings Philippines, Inc. and its subsidiaries

COVID-19 Pandemic Economy gradually reopening, as lockdown measures from the second quarter were eased and more sectors could operate. Temporary reversion to stricter community quarantine measures by the government during the quarter, depending on the area and impact of the virus. Both our plants, Solid and APO, remained operational throughout the third quarter, in compliance with the necessary protocols and safety measures set by the government.

Protect the health and safety of our employees and their families, customers, suppliers, and communities Promoting and implementing our “Behaviors that Save Lives”, which include wearing of face masks and PPEs, physical distancing, frequent hand washing and sanitation, regular health checks and monitoring, among others. In the local government units where we operate, we continue to identify opportunities to be of service and support the recovery of our surrounding communities.

Serve our customers safely and leverage CEMEX Go Our CEMEX Go platform enables digital construction solutions, with contactless ordering, billing, and real-time tracking. Dedicated customer service center and digitalization efforts further enhance our customers’ experience with us.

Prudently manage our costs and expenses Cost management has allowed us to partially mitigate the significant decline in our revenues during this time of pandemic. Included in these cost deferrals are maintenance expenses, some of which we are planning to spend in the fourth quarter. We continue to closely monitor our expenditures to ensure that spending is limited to those that are essential to our business.

Domestic Cement Volumes and Prices Domestic cement volumes decreased by 3% year-over-year during the third quarter due to the effects of the ongoing COVID-19 pandemic. Reimposition of stricter lockdown measures during the quarter, in areas including Metro Manila and nearby provinces, which returned to two weeks of Modified Enhanced Community Quarantine. Sequentially, our domestic cement volumes increased by 38% during the quarter, in line with government efforts to reopen the economy. On a year-to-date basis, domestic cement volumes decreased by 12% year-over-year. Domestic cement prices were 5% lower year-over-year during the first nine months of 2020, reflecting declines which began in the second half of 2019. Sequential change in price reflects product and geographic mix effects.

-6% Net Sales As a result of lower volumes and prices, net sales decreased, year-over-year, by 6% during the third quarter and by 17% during the first nine months of 2020. Net Sales1 1 Millions of Philippine Pesos -17%

Private Sector Activity in the residential sector was lower during the third quarter due to persisting COVID-19 risks and effects on the country. Some developers have revised expansion plans, likely to safeguard their balance sheets amid challenging market conditions. Improved remittances, together with supportive monetary policy and a controlled inflation environment, could help support the weak demand in the sector. The non-residential sector remained challenged during the quarter amidst uncertainties, especially in the retail, tourism, and hospitality segments. Rising interest in the logistics segment due to e-commerce, third-party logistics operations, and fast-moving consumer goods could help temper the weak demand in the sector. The Senate continues to review the proposed Corporate Recovery and Tax Incentives for Enterprise (CREATE) Act which would adjust the corporate income tax rate from 30% to 25%. Passing this into law is expected to further business confidence, and augment recovery of activity in the construction sector. Sources: Colliers, Department of Trade and Industry, Jones Lang LaSalle, Philippine Statistics Authority Employment in Construction (K Persons) -13% +66%

Public Sector Infrastructure disbursements during the first two months (July – August) of the third quarter declined by 28.2% YoY to Php 96.6 billion from Php 134.5 billion in the same period last year. The decline is mainly attributed to muted construction activity amid the pandemic, and as Mega Manila was returned to a two-week Modified Enhanced Community Quarantine (MECQ) in August. The government budget department expects a reduced level of spending for the year as some projects are discontinued pursuant to the Bayanihan to Heal as One Act. The government continues to prioritize infrastructure as major projects resume and as the Department of Public Works and Highways (DPWH) received one of the highest allocations in the proposed 2021 budget. Disbursements on Infrastructure and Capital Outlays (in PHP billion) Refers to year-over-year growth % Source: Department of Budget and Management

Cost of Sales Cost of sales was at 58% of sales during the first nine months of 2020, compared with 59% in the same period of 2019. Decrease was driven by lower costs and our efforts to contain expenses, amidst the pandemic. Planning to execute some major kiln maintenance works in the fourth quarter, which were previously delayed. Total fuel cost was 5% lower year-over-year, while total power cost declined by 18% year-over-year during the first nine months of 2020 due to the temporary stoppage of Solid Cement Plant in Q2 due to lockdowns, production optimization initiatives, and lower energy prices. Cost of Sales (% of net sales) Fuel and Power (% of cost of sales)

Operating Expenses Distribution expenses, as a percentage of sales, was at 18% for 9M20. Total distribution expenses decreased by 14% year-over-year for 9M20. Selling and administrative expenses, as a percentage of sales, was at 14% for 9M20. Total S&A expenses were 8% lower year-over-year for 9M20. Controlling operating expenses and improving asset productivity, to mitigate the impact of lower volumes. Distribution (% of net sales) Selling and Administrative (% of net sales)

Operating EBITDA and Operating EBITDA Margin Operating EBITDA for the first nine months of 2020 decreased by 5% year-over-year. 3Q20 benefitted from maintenance deferrals, lower costs, and controlling of expenses. Operating EBITDA margin was at 22% for the first nine months of 2020, as lower volumes and prices were partially offset by lower costs and cost containment measures, including maintenance cost deferrals. 1 Millions of Philippine Pesos Refers to operating EBITDA margin % Operating EBITDA Variation1 18% 26% 19% 22%

Net Income Net income was at PHP 758 million for the first nine months of 2020, lower by 13% year-over-year due to the impact of the COVID-19 pandemic on operating earnings. Income tax during the first nine months of the year was lower due to an increase in the company’s deferred tax assets related to Net Operating Loss Carry-Over (NOLCO) and Minimum Corporate Income Tax (MCIT) credits. 1 Millions of Philippine Pesos Net Income1

Free Cash Flow & Guidance 1q19 Free Cash Flow 3Q 2020

Free cash flow after maintenance CAPEX for the first nine months of 2020 was around PHP 1.97 billion. Working capital movement during the third quarter reflected a return to normal operations, with higher payables due to resumed purchases of production materials. Strategic CAPEX for the first nine months of the year was at PHP 2.3 billion due to our Solid Cement Plant Expansion project. Free Cash Flow

Works remained ongoing, with strict health and safety protocols, in line with government regulations. Our contractors continue to work on the different buildings and structures of the new line. We are coordinating with our contractors to optimize manpower and activities during this time of pandemic. Expected completion of the project in December 2021. Estimated total investment of US$235 million Solid Cement Plant Capacity Expansion

2020 Guidance Capital expenditures PHP 800 million PHP 2,875 million PHP 3,675 million Maintenance CAPEX Solid Cement Plant Expansion CAPEX Total CAPEX

Q&A SESSION 3Q 2020

1Q19 appendix APPENDIX 3Q 2020

Debt Maturity Profile Total Debt: PHP 13,510 Avg. life of debt1: 5.0 years Net Debt to EBITDA2: 1.7x All amounts in millions of Philippine Pesos 1 Based on weighted average life of debt 2 Last 12 months Consolidated EBITDA

Additional Debt Information Note: All amounts in millions of Philippine Pesos, except percentages and ratios 1 U.S. dollar debt converted using end-of-period exchange rates 2 Includes leases, in accordance with Philippine Financial Reporting Standards (PFRS) 3 Based on BDO Loan Facility financial covenants which we are required to comply commencing on June 30, 2021

Definitions 9M20 / 9M19 Results for the first nine months of the years 2020 and 2019, respectively PHP Philippine Pesos Pp Percentage points Prices All references to pricing initiatives, price increases or decreases, refer to our prices for our products. Operating EBITDA Operating earnings before other expenses, net, plus depreciation and operating amortization. Free Cash Flow Operating EBITDA minus net interest expense, maintenance and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation), Maintenance Capital Expenditures Investments incurred for the purpose of ensuring the company’s operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies, Strategic capital expenditures investments incurred with the purpose of increasing the company’s profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs. Change in Working capital in the Free cash flow statements Only include trade receivables, trade payables, receivables and payables from and to related parties, other current receivables, inventories, other current assets, and other accounts payable and accrued expense. Net Debt Total debt (debt plus leases) minus cash and cash equivalents.

Contact Information Stock Information PSE: CHP Investor Relations In the Philippines +632 8849 3600 chp.ir@cemex.com